Exhibit 1.1

  THIS STOCK PURCHASE AGREEMENT is made as of this 9th day of October, 1996, by and among HARPER-WYMAN COMPANY, a Delaware corporation (the "Seller"), OAK INDUSTRIES INC., a Delaware corporation ("Oak"), NHC Corp., a Wisconsin corporation (the "Buyer"), and solely as to Section 5 hereof, NORDCO INC., a Delaware corporation ("Nordco").

                             W I T N E S S E T H:

  WHEREAS, the Seller is the owner of all of the issued and outstanding capital stock of Nordco;

  WHEREAS, Oak is the owner of all of the issued and outstanding capital stock of the Seller; and

  WHEREAS, the Seller desires to sell and the Buyer desires to purchase from the Seller all of the outstanding capital stock of Nordco from the Seller, and in connection with such sale by the Seller and purchase by the Buyer, Oak has agreed to make certain representations and warranties, and enter into certain agreements for the benefit of the Buyer, all on the terms and conditions herein set forth;

  NOW, THEREFORE, the parties hereto agree as follows:

                        I.  Purchase and Sale of Stock

  1.1  Purchase and Sale of Stock.  At the Closing (as defined in Section
2.1 below), and subject to the terms and conditions herein set forth, the Seller shall sell to the Buyer, and the Buyer shall purchase from the Seller, all of the one hundred (100) outstanding shares of the common stock, One Dollar ($1.00) par value, of Nordco (all of such outstanding stock hereinafter being called the "Nordco Stock") for the consideration specified in Section 1.2.

  1.2 Purchase Price. The purchase price (the "Purchase Price") to be paid at the Closing for the Nordco Stock shall be paid by (a) immediately available funds wired to an account designated by the Seller in the amount of Nineteen Million Three Hundred Eighty One Thousand Dollars and No Cents ($19,381,000.00), and (b) the cancellation by Nordco on the Closing Date of a promissory note payable to Nordco by Oak representing Nordco's intercompany receivables from Oak net of any intercompany payables to Oak as of the Closing Date.



                            II.  The Closing

  2.1 Time and Place of Closing. Subject to the conditions contained in this Agreement, the closing of the purchase and sale of the Nordco Stock contemplated hereby (the "Closing") shall take place at the offices of Oak Industries Inc., 1000 Winter Street, Waltham, MA 02154 on October 9, 1996, or, if the conditions to closing provided herein shall not have been satisfied at such date, at such later time or date as may be mutually agreed upon in writing by the parties (the "Closing Date"). The Closing shall be considered effective for all purposes at 12:01 a.m. on the date thereof.

  2.2  Deliveries at Closing.  At the Closing:

  (a) The Seller, or Oak, as the case may be, shall deliver or cause to be delivered to the Buyer:

  (i) the stock certificate representing the Nordco Stock duly endorsed by the Seller for transfer to the Buyer;

  (ii) a certificate of the Secretary of State of the State of Delaware as to the legal existence and good standing of Nordco in Delaware and a certificate of the Secretary of State of Wisconsin as to the legal existence and good standing of Nordco in Wisconsin;

  (iii)    the minute book, stock book and corporate seal of Nordco;

  (iv) certificate of the Secretary of the Seller attesting to the incumbency and signatures of officers of the Seller executing any documents, certificates, instruments or agreements contemplated by this Agreement, and the authenticity of the resolutions of the Seller's Board of Directors authorizing the sale of the Nordco Stock;

  (v) a certificate of the Secretary of Nordco attesting to the incumbency and signatures of any officer of Nordco executing this Agreement, and the authenticity of the resolutions of Nordco's Board of Directors authorizing the execution of this Agreement;

  (vi) written resignations from each of the directors of Nordco resigning as members of Nordco's Board of Directors and from each Oak employee who is a trustee, custodian or authorized signatory under any employee benefit plan or bank account of Nordco remaining with Nordco after the Closing, which resignations shall be effective as of the Closing Date;

  (vii) an opinion from counsel to Nordco, the Seller and Oak, dated as of the Closing Date in such form as shall be reasonably satisfactory to the Buyer's counsel;

  (viii) a certificate of the Secretary or Assistant Secretary of Oak attesting to the incumbency and signatures of officers of Oak executing any documents, certificates, instruments or agreements contemplated by this Agreement, and the authenticity of the resolutions of Oak's Board of Directors authorizing the execution by Oak of this Agreement; and

  (ix) a certificate from an officer of Oak setting forth true, complete and correct copies of the charter and by-laws of Nordco and all amendments thereto in effect as of the Closing Date.

  (b)  The Buyer shall pay, deliver or cause to be delivered to the Seller:

  (i)  the payment required pursuant to Section 1.2 above;

  (ii) a certificate of the Secretary of State of the State of Wisconsin as to the legal existence and good standing of the Buyer in Wisconsin;

  (iii) a certificate of the Secretary of the Buyer attesting to the incumbency and signatures of officers of the Buyer and the authenticity of the resolutions of the Buyer's Board of Directors authorizing the purchase of the Nordco Stock ; and

  (iv) an opinion from counsel to the Buyer, dated as of the Closing Date, in such form as shall be reasonably satisfactory to counsel to the Seller and Oak.

                 III.  Representations and Warranties of Oak

  Oak hereby represents and warrants to the Buyer that the following statements are true and correct as of the date of this Agreement:

  3.1  Existence and Authority.

  (a) Each of the Seller and Oak is a corporation validly existing and in good standing under the laws of the State of Delaware and has full power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by each of the Seller and Oak have been duly authorized by all necessary corporate proceedings on the part of the Seller and Oak, respectively. Assuming the due authorization, execution and delivery hereof by each other party hereto, this Agreement constitutes the valid and binding obligation of Oak and the Seller, enforceable in accordance with its terms, except to the extent limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application relating to or affecting the enforcement of creditors' rights and general equitable principles.

  (b) Except with respect to the pledge of the Nordco Stock in favor of The Chase Manhattan Bank, as successor in interest to Chemical Bank, as collateral agent for certain lenders (the "Chemical Pledge"), which pledge shall be extinguished prior to or as of the Closing, the Seller is the record and beneficial owner of all the Nordco Stock, free and clear of all liens, encumbrances and restrictions of every kind, and subject to no restrictions with respect to the transferability, other than restrictions imposed by the Securities Act of 1933, as amended, or state securities or "blue sky" laws.

  (c) Except for this Agreement and the Chemical Pledge, there are no voting trust agreements, powers of attorney, proxies or other contracts, agreements, arrangements, commitments, plans or understandings, whether written or, to Oak's knowledge, oral, restricting the voting, dividend rights or otherwise relating to the disposition of the Nordco Stock.

  3.2 Organization, Authority and Qualification of Nordco. Nordco is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Nordco has full corporate power and authority to carry on the business in which it is engaged, and to own and use the properties owned and used by it. Nordco is duly qualified in Wisconsin and, to the best of Oak's knowledge, in all other jurisdictions where, by the nature of the business of Nordco or the character and location of the property or personnel of Nordco, the failure to be so licensed or qualified would have a material adverse effect on the business, operations or financial condition of Nordco taken as a whole (a "Material Adverse Effect"). Attached hereto as Schedule 3.2 is a true, complete and correct list of all states in which Nordco is qualified to do business as a foreign corporation. The stock ledger of Nordco (a copy of which has been made available to the Buyer) is true and complete. The minute books of Nordco (copies of which have been made available to the Buyer) are true and correct.

  3.3 Capital Stock of Nordco. The authorized capital stock of Nordco consists of three thousand (3,000) shares of common stock, One Dollar ($1.00) par value, of which one hundred (100) shares are issued and outstanding. Except as set forth on Schedule 3.3, all of the issued and outstanding shares of such common stock have been duly authorized and validly issued, and are fully paid, nonassessable and are free and clear of all liens and encumbrances. The Nordco Stock is not subject to any pre-emptive or subscription rights. There are no outstanding options, warrants, calls, convertible securities, rights to subscribe or commitments of any character relating to the authorized and unissued or issued and outstanding common stock of Nordco that give any person any right to acquire any such common stock. The Nordco Stock constitutes all of the issued and outstanding shares of stock of Nordco of whatever class, series or designation.

  3.4 Subsidiaries. Nordco does not own any stock or equity interest in any corporation, partnership, limited liability company, joint venture or other entity.

  3.5 Consents and Approvals; No Violations. There is no authorization, consent or approval of, or notice to, any governmental or regulatory authority required to be obtained or given or waiting period required to expire as a condition to the lawful consummation by the Seller of the sale of the Nordco Stock pursuant to this Agreement or the execution, delivery and performance of this Agreement by the Seller, Nordco and Oak, other than any such requirement that results from the specific legal or regulatory status of the Buyer, or facts that specifically relate to the business or activities in which the Buyer is, or proposes to be, engaged (other than the business or activities of Nordco). Except with respect to the Lease Agreement dated June 26, 1991 by and between MandI First National Leasing Corp. and Nordco, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (a) violate any provision of, conflict with, result in a breach of, entitle any party to terminate or accelerate (whether after the filing of notice or lapse of time or both), declare a default under, or exercise any right of first refusal under, any material agreement to which Nordco is a party or which affects the Nordco Stock; (b) result in the creation or imposition of any lien, charge, pledge, security interest or other encumbrance upon any material asset of Nordco or upon the Nordco Stock; (c) violate any provision of the charter or by-laws of Nordco, or (d) violate or result in a material breach of, or constitute a material default under, any material statute, ordinance, regulation, law, rule or any judgment, order, decree or regulation of any court or governmental agency to which Nordco is subject or which affects the Nordco Stock.

  3.6 Financial Statements. The Buyer has received copies of the audited balance sheets of Nordco as of December 31, 1994 and 1995 (the "Audited Balance Sheets") and the related consolidated statements of income, shareholders' equity and cash flows of Nordco for the fiscal years ended December 31, 1994 and 1995 (collectively, the "Audited Financial Statements"). The Audited Financial Statements have been prepared in accordance with generally accepted accounting principles applied consistently throughout the periods involved (except as may be disclosed in the footnotes thereto) and have been certified by Price Waterhouse LLP.
The Buyer has also received the unaudited balance sheet of Nordco as of June 30, 1996 and the related statement of income for the six month period then ended (collectively, the "Unaudited Financial Statements"), set forth hereto as Schedule 3.6. The Unaudited Financial Statements have been prepared in accordance with generally accepted accounting principles applied consistently, and fairly present, as of the date and for the period indicated, the financial condition, and the results of operations of Nordco's business for the period indicated, subject to (a) an absence of footnotes and (b) normal, recurring audit adjustments.

  3.7 Taxes. Except as set forth on Schedule 3.7 hereto, Nordco and Oak have filed in a timely manner (taking into account all extensions of due dates) all Tax returns, reports and forms required to be filed with respect to any income, properties or operations of Nordco, and have paid in full any Taxes that have become due and payable with respect to Nordco or its operations as of the date hereof. Schedule 3.7 lists all extensions currently in effect regarding the filing of Tax returns with respect to any income, properties or operations of Nordco. Nordco has withheld all amounts required by law from its employees in full and complete compliance with the tax, social security and unemployment provisions of applicable federal and state law. No Tax deficiencies have been proposed or assessed against Nordco. There are no pending, nor to Oak's knowledge, threatened audits with respect to Taxes, and there are no matters under discussion with any governmental authorities with respect to Taxes that are likely to result in any obligation by Nordco to pay any additional amount of Taxes. No Tax liens have been filed against Nordco. For the purpose hereof, "Tax" or "Taxes" means all federal, state, county, local, foreign and other taxes or assessments including, without limitation, income, estimated income, business, occupation, franchise, property (real and personal), sales, employment, gross receipts, use, transfer, ad valorem, profits, license, capital, payroll, employee withholding, unemployment, excise, goods and services, stamp and including interest, penalties and additions in connection therewith for which Nordco is or may be liable.

  3.8  Properties.

  (a) Except as set forth on Schedule 3.8(a) hereto, Nordco has good title to all of the properties and assets (other than those that are leased) that are used in and material to the business and operations of Nordco taken as a whole, free and clear of all security interests, claims, charges or other encumbrances, or such imperfections, defects of title and encumbrances that are not material to the business, operations, or financial condition of Nordco taken as a whole.

  (b) Schedule 3.8(b) sets forth a complete and accurate list of all real property leased by Nordco. Nordco owns no real property.

  (c) Except as set forth in Schedule 3.8(c), Nordco enjoys peaceful possession of the real property it leases, and the real property and physical plant leased by Nordco are in sufficient operating condition and repair to permit the Buyer to operate Nordco's business after the Closing in all material respects as it is presently being operated.

  (d) Oak has no direct or indirect interest in any right, property or assets used or required by Nordco in the conduct of its business.

  3.9 Patents, Trademarks, and Other Intellectual Property. Schedule 3.9 contains a list of all patents, patent applications, trademarks, trademark applications and service marks, and licenses and rights to any of the foregoing used or held by Nordco and material to the conduct of the business of Nordco taken as a whole (collectively the "Intellectual Properties"). Except as indicated in Schedule 3.9, (a) Nordco is the owner or is licensed or otherwise has the right to use the Intellectual Properties in the conduct of its business, and the consummation of the transactions contemplated hereby will not alter or impair any such rights;
(b) to the knowledge of Oak, no claims have been asserted by any person challenging such right as to any of the Intellectual Properties; (c) to the knowledge of Oak, none of the Intellectual Properties infringes or otherwise violates the rights of others or is being infringed by others, and to the knowledge of Oak, Nordco has not received any written notice from any party challenging the right to use any of the Intellectual Properties; (d) no licenses, sublicenses or agreements pertaining to any of the Intellectual Properties have been granted by Nordco and Nordco has no obligation to grant any such licenses, sublicenses, or agreements; (e) the Intellectual Properties have been duly registered, filed or issued by the United States Patent and Trademark Office, states of the United States or the corresponding offices of foreign jurisdictions as indicated on the disclosure schedule; (f) with respect to any pending patent applications, there are no contesting proceedings either pending or, to the knowledge of Oak, threatened in the United States Patent and Trademark Office, any foreign patent office or any federal, state, local or foreign court; and
(g) to the knowledge of Oak, Nordco has not violated or infringed any trade secret held by another.

  3.10 Litigation and Disputes. Except as set forth in Schedule 3.10, (a) there are no claims, disputes, actions, suits, proceedings, or governmental investigations against or affecting Nordco before any court, arbitrator, governmental or regulatory authority, domestic or foreign that are pending or, to the knowledge of Oak, are there any claims, disputes, actions, suits, proceedings, or governmental investigations against or affecting Nordco that are threatened in writing by any third party, (b) Nordco is not subject to any judgment, stipulation, order, decree, or agreement arising from any claim, dispute, action, suit, proceeding or investigation, (c) no claim, dispute, action, suit, proceeding or governmental investigation is pending or, to the knowledge of Oak, threatened in writing to any third party, which seeks to question, delay, or prevent the consummation of the transaction contemplated hereby, and (d) Nordco's business, operations and assets are in compliance with all material applicable laws, rules, regulations, codes, ordinances and requirements and all applicable writs, injunctions, decrees or orders of governments or governmental agencies, and to the knowledge of Oak, Nordco has received no notice asserting non-compliance therewith. There are no claims, disputes, actions, suits, proceedings or governmental investigations against or affecting the Seller or Oak before any court, arbitrator, governmental or regulatory authority, domestic or foreign, that are pending, or, to the knowledge of Oak, are there any claims, disputes, actions, suits, proceedings or governmental investigations against or affecting the Seller or Oak that are threatened in writing by any third party which would adversely affect the ability of the Seller to consummate the sale of the Nordco Stock or which would adversely affect the ability of the Seller or Oak to enter into and consummate the transactions contemplated by this Agreement. Items marked by asterisk on Schedule 3.10 hereto are fully insured claims that shall remain the responsibility of Oak after the Closing.

  3.11  Labor Matters.

  (a) Listed or described on Schedule 3.11(a) hereto are all written employment agreements presently in effect between Nordco and its employees, all collective bargaining agreements of Nordco, and all benefit plans in effect for employees or terminated employees of Nordco, including without limitation all bonus, pension and retirement, deferred compensation, savings, medical, disability, insurance, sick leave, vacation and severance pay plans; provided, however, that the bracketed items set forth on such
Schedule 3.11(a) will be terminated as with respect to Nordco and/or its employees as of the Closing, except that Oak and/or the appropriate Oak plans, as applicable, shall remain liable in accordance with the provisions of the applicable plan terms, for any claim incurred pursuant to such plan prior to the Closing. For the purposes of this Section, a claim shall be deemed to be "incurred" only: (i) in the case of a healthcare, medical insurance, hospitalization or similar plan, when the covered services are rendered to the claimant; (ii) in the case of a disability plan, when the claimant is rendered disabled; and (iii) in the case of a life insurance plan, upon the death of a claimant.

  (b) Except to the extent set forth in Schedule 3.11(b) hereto (i) Nordco is in compliance with all applicable material laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and (ii) there is no labor strike, dispute, slowdown, representation campaign or work stoppage actually pending or, to the knowledge of Oak, threatened with respect to Nordco employees.

  3.12 Contracts and Commitments. Schedule 3.12 sets forth (a) to Oak's knowledge all agreements not made in the ordinary course of Nordco's business (whether oral or written) to which Nordco is a party or by which Nordco or the Nordco Stock is bound and (b) all written contracts, agreements, understandings, obligations or commitments (collectively, the "Contracts") to which Nordco is a party or by which Nordco or the Nordco Stock is bound, other than miscellaneous service or other contracts or commitments that do not require payments of more than $10,000 each or $100,000 in the aggregate. True, correct and complete copies (or descriptions of oral Contracts) of all Contracts and all amendments and modifications thereto have been delivered or made available by Nordco to the Buyer. Except for the first four Contracts marked by asterisk on
Schedule 3.12, from which Contracts Nordco shall be released as of the Closing, and as otherwise set forth on Schedule 3.12, assuming the due authorization, execution and delivery thereof by each other party thereto, each of the written Contracts is binding and enforceable in accordance with its terms (except to the extent that enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application relating to or affecting the enforcement of creditors' rights, and general equitable principles) and is in full force and effect without any material breach or default thereunder by Nordco (with or without the lapse of time, or the giving of notice, or both). To Oak's knowledge, no party other than Nordco is in material breach or default under any Contract (with or without the lapse of time, or the giving of notice, or both).

  3.13  Environmental

  (a) The term "Hazardous Materials" as used herein shall have the same meaning as the term "Hazardous Substance" as defined in Section 101(14) of the Comprehensive Response, Compensation and Liability Act ("CERCLA") (42 U.S.C. Section 9601(14)) and shall also include petroleum products, polychlorinated biphenyls and asbestos containing materials.

  (b) The term "Environmental Laws" as used herein shall mean any applicable local, state or federal law, rule, ordinance, statute or regulation governing the protection of the environment, health, safety or natural resources.

  (c) To Oak's knowledge, and except as set forth in Schedule 3.13(c) hereto, the Phase I Environmental Compliance Assessment dated January 1990 and the follow-up letter dated October 5, 1990 to Howard Kietzke, Vice President, prepared by Warzyn Engineering, Inc., and the Environmental Compliance Audit prepared by Montgomery Watson dated July, 1996 (collectively, the Environmental Reports):

    (i) there are no criminal, civil or administrative proceedings relating to Environmental Laws pending or, to Oak's knowledge, threatened in writing against Nordco;

    (ii) Nordco is not generating, transporting, treating, storing, handling, disposing or, transferring, (or has not generated, transported, treated, stored, handled, disposed or, transferred or processed) any Hazardous Materials on any property currently leased by Nordco except in compliance in all material respects with all applicable Environmental Laws;

    (iii) Nordco is, and at all times during Oak's ownership has been in material compliance with all applicable Environmental Laws; and

    (iv) Nordco has not entered into or received written notice that it is subject to any consent decree, compliance order or administrative order or lien with respect to any applicable Environmental Law or received any written request for information, notice, notification, demand letter, administrative inquiry, or formal or informal complaint or claim with respect to any alleged liability arising under Environmental Laws.

  (d) Schedule 3.13(d) hereto lists all written environmental audits, compliance reports or studies that, to Oak's knowledge, have been prepared by Nordco, the Seller or Oak since January 1, 1989 with respect to Nordco or its operations, or real estate leased by Nordco.

  (e) To Oak's knowledge, except as set forth in the Environmental Reports, there are no above ground or below ground storage tanks on the real estate leased by Nordco. To Oak's knowledge, Nordco has never been an owner or operator (pursuant to the terms of the lease) of any underground storage tank in connection with the real estate leased by Nordco. Except as disclosed in the Environmental Reports, to Oak's knowledge, there are no leaking above ground or below ground storage tanks in connection with the real estate leased by Nordco.

  3.14  Benefit Plans

    (a) Schedule 3.11(a) attached hereto, under the headings "Oak Benefit Plans" and "Nordco Benefit Plans," lists all plans, programs, arrangements or agreements maintained or contributed to (or required to be contributed to) for the benefit of any employee or terminated employee of Nordco and relating to profit sharing, pension or retirement (the "Plan" or "Plans").
Schedule 3.11(a) further specifies whether each Plan is maintained or administered by Nordco (a "Nordco Benefit Plan") or Oak (an "Oak Benefit Plan"). Except as may be contemplated by the Buyer and Nordco with respect to such Plans after the Closing, neither Oak nor Nordco has any commitment to create any additional Plan for Nordco, nor does Nordco have any commitment to materially modify or change any existing Plan relating solely to Nordco in a manner that would affect any employee or terminated employee of Nordco.

    (b) Oak has delivered or made available to the Buyer a true and complete copy of each Plan (including all amendments thereto).

    (c) Each Nordco Benefit Plan and Oak Benefit Plan is and at all times has been administered in material compliance with all applicable laws, including, but not limited to, the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder ("ERISA"), and the Internal Revenue Code of 1986, as amended (the "Code"). Each Plan that is intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified and is the subject of a currently effective favorable determination letter issued by the Internal Revenue Service with respect to the qualification of such Plan under the Code.

    (d) None of Nordco, Oak, nor any of the Plans, nor any trust created thereunder, nor any trustee or administrator thereof, has engaged in a transaction that would be subject to either a material civil penalty assessed pursuant to Section 502(i) of ERISA or a material tax imposed pursuant to Section 4975 of the Code. There are no pending or, to Oak's knowledge, threatened claims by or on behalf of any of the Plans or an employee or beneficiary covered under such Plan, or otherwise involving any such Plan (other than routine claims for benefits) and there have not been any "prohibited transactions" (within the meaning of ERISA or the Code) with respect to any Plan.

    (e) Nordco does not contribute to or participate in any multi-employer Plan (within the meaning of Section 4001(a)(3) of ERISA) covering employees or former employees of Nordco.

    (f) Full payment has been made of all amounts that Nordco or Oak is required to pay under the terms of each of the Nordco Benefit Plans for the most recent plan year ended with respect thereto. Neither Oak, or, to Oak's knowledge, Nordco, has received any written notice that any additional funding or payments will be required after the Closing with respect to any of the Plans.

  3.15 Insurance. Oak maintains policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles, and against such risks and losses as are reasonable for the business and assets of Nordco. A true and complete list of all such insurance is attached hereto as Schedule 3.15. Each such insurance policy is in full force and effect and Oak has not received notice of and is not otherwise aware of any cancellation or threat of cancellation of such insurance. Attached to
Schedule 3.15 hereto is a list of all insurance claims that have been made against Nordco in the last three (3) years.

  3.16 Licenses; Permits. Except as set forth in the Environmental Compliance Audit prepared by Montgomery Watson dated July, 1996, Nordco is in compliance with all licenses, permits and registrations issued or granted to Nordco by local, state or federal governmental authorities or agencies and which are material to the business of Nordco.

  3.17 No Claims. Other than intercompany receivables reflected in the Audited Balance Sheets, Nordco is not indebted to Oak or any of its subsidiaries, including, but not limited to the Seller, nor is Oak aware of any claims that either it or any of its subsidiaries might have against Nordco.

  3.18 Warranties True and Correct. No representation or warranty by Oak contained in this Agreement, or any certificates or similar documents to be furnished pursuant hereto, considered as a whole, contains or will contain any untrue statement of material fact or omits or will omit to state any material fact required to make the representation or warranty herein or therein contained, in light of the circumstances in which they are made, not misleading.

  3.19 Knowledge of Oak. Whenever reference herein is made to "Oak's knowledge," such references shall mean the actual knowledge of any officer of Oak, Randall J. Hylek, Director of Corporate Tax, or David A. Nislick, Director of Corporate Development.

  3.20 Certain Actions. Neither Oak nor the Seller has permitted Nordco to, at any time since September 27, 1996: declare or pay any dividend or other distribution to the Seller or Oak, or upon or in respect of any shares of its capital stock; make or commit to make any distribution or any payment whatsoever to or on behalf of the Seller, Oak, or any affiliate of the Seller or Oak (including, without limitation, any payment on any indebtedness held by the Seller or Oak); purchase, redeem or otherwise acquire or retire for value any capital stock; or incur any liability or obligation to the Seller, Oak or any affiliate thereof. Notwithstanding any language to the contrary in the foregoing sentence, Nordco shall be permitted at any time before the Closing to have made cash distributions not in excess of $300,000, provided that such distributions or payments have not reduced the cash balances of Nordco to less than $100,000.

            IV.  Representations and Warranties of the Buyer

  The Buyer hereby represents and warrants to the Seller and Oak that the following statements are true and correct as of the date of this Agreement:

  4.1 Existence and Authority of the Buyer. The Buyer is a corporation validly existing and in good standing under the laws of the State of Wisconsin and has full power and authority to enter into this Agreement and to perform its obligations thereunder. The execution, delivery and performance of this Agreement by the Buyer have been duly authorized by all necessary corporate proceedings on the part of the Buyer. Assuming the due authorization, execution and delivery hereof by the Seller and Oak, this Agreement constitutes the valid and legally binding obligation of the Buyer, enforceable in accordance with its terms, except to the extent limited by bankruptcy, insolvency, reorganization, moratorium or other general application relating to or affecting the enforcement of creditors' rights and general equitable principles.

  4.2  Consents and Approvals;  No Violation.   There is no authorization,
consent or approval of, or notice to, any governmental or regulatory authority required to be obtained or given or waiting period required to expire as a condition to lawful consummation by the Buyer of the purchase of the Nordco Stock pursuant to this Agreement or the execution, delivery and performance of this Agreement by the Buyer, other than any such requirement that results from the specific legal or regulatory status of the Seller or Oak. Neither the execution and delivery of this Agreement, nor the consummation of the transaction contemplated hereby, will (a) violate any provision of the charter or by-laws of the Buyer; (b) violate any provision of, conflict with, result in a breach of, entitle any party to terminate or accelerate (whether after the filing of notice or lapse of time or both), declare a default under, any material agreement or other obligation to which the Buyer is a party and which would have a material adverse effect on the transaction contemplated herein; or (c) violate or result in a breach of, or constitute a default under, any statute, ordinance, regulation, law, rule or any judgment, order, decree, or regulation of any court or governmental agency to which the Buyer is subject.

  4.3 Litigation. No action, suit, proceeding or governmental investigation is pending or, to the knowledge of the management of the Buyer, threatened in writing by counsel to any third party which seeks to question, delay, or prevent the consummation of the transaction contemplated hereby.

  4.4 Acquisition of Stock for Investment. The Buyer is acquiring the Nordco Stock for investment only and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same. The Buyer acknowledges that the Nordco Stock is not registered under the Securities Act of 1933, as amended, and that it may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under such Act, except pursuant to any exemption from such registration available under such Act.

  4.5 Warranties True and Correct. No representation or warranty by the Buyer contained in this Agreement, or any certificates or similar documents to be furnished pursuant hereto, considered as a whole, contains or will contain any untrue statement of material fact or omits or will omit to state any material fact required to make the representation or warranty herein and therein contained, in light of the circumstances in which they are made, not misleading.


             V.  Additional Covenants and Agreements of the Parties

  5.1  Access to Information.

  (a) As reasonably necessary for financial, tax reporting and accounting matters, the preparation of any returns, reports or forms or the defense of any claim or assessment, each party shall give to the other and its authorized representatives reasonable access, during regular business hours, following the Closing, to any and all of the premises, contracts, books, records and data of or relating to Nordco and its business, operations, and properties, and shall furnish promptly to the other party all information in its possession concerning the properties and personnel of Nordco as may be reasonably requested.
  (b) The Buyer agrees that it will cause to be preserved and kept the records of Nordco delivered to it for a period of seven (7) years after the Closing (except as provided below) or for any longer period as may be required by any governmental agency or ongoing litigation. In the event the Buyer wishes to destroy any financial or tax records of Nordco, or any of its minute books during such seven-year period, the Buyer shall first give ninety (90) days prior written notice to Oak and Oak shall have the right at its option to take possession of said records.

  5.2 Charter and By-Laws. After the Closing, Nordco shall not amend the indemnification provisions of its charter and by-laws as they relate to the services prior to the Closing of the officers and directors thereof.

  5.3 Tax Returns. Oak and Nordco shall prepare and file all Tax returns (including all final returns with the appropriate Tax authorities reflecting the change in Nordco's ownership as of the Closing Date) and Oak shall pay all Taxes relating to the business or operations of Nordco or ownership of the Nordco Stock prior to the Closing Date; on the Closing Date and thereafter, the Buyer and Nordco, as the case may be, shall prepare and file all Tax returns and pay all Taxes relating to the business or operations of Nordco or ownership of the Nordco Stock on or after the Closing Date. Consistent with the foregoing, for any Tax period ending before the Closing Date, Nordco and Oak shall timely prepare and file (taking into account any applicable extensions), or cause to be filed, all Tax returns for Nordco, and Oak shall pay in full and in a timely manner (taking into account any applicable extensions) any and all Taxes that shall become due or payable on account of Nordco's business or operations, or the ownership of the Nordco Stock prior to the Closing Date. Oak agrees that in preparing and filing all Tax returns relating to the business, operations or ownership of the Nordco Stock prior to the Closing Date, it shall prepare such Tax returns in a manner consistent with its prior tax and accounting positions and methodologies. Oak agrees that it shall provide Nordco's accountants with a copy, prior to the filing of the same, of all Tax returns for Nordco prepared by Oak on or after the date hereof relating to Nordco's business, operations, or the ownership of the Nordco Stock prior to the Closing Date. Following the Closing, with respect to any Tax return or other Tax matter relating to any Tax period before the Closing Date, the Buyer, Nordco and Oak shall cooperate fully, as and to the extent reasonably required by each other, in connection with preparation and filing of Tax returns on or after the Closing Date. It is expressly agreed that Oak shall have the right to any Tax refunds or other similar payments relating to Nordco, its business or operations arising in connection with any Tax period prior to the Closing Date, and that the Buyer or Nordco, as the case may be, shall promptly reimburse or pay over to Oak any such amounts upon receipt.

  5.4  Indemnification for Liabilities.

  (a) Subject to the terms of this Section 5.4, the Buyer and Nordco hereby jointly and severally agree to indemnify and hold harmless the Seller and Oak and their respective directors, officers, employees, agents, affiliates and representatives from and against, and to reimburse the Seller and Oak, their directors, officers, employees, agents, affiliates and representatives for any damage, loss, expense (including reasonable attorneys' fees, amounts paid in settlement and costs of investigation), or other obligation or liability (hereinafter collectively referred to as "Losses") incurred by any of them following the Closing resulting from, arising out of, or incurred with respect to: (i) any Losses of Nordco arising from the business, operations or ownership of Nordco on or after the Closing Date (including but not limited to any liability arising from the Nordco Hourly Employee Pension Plan (the "Nordco Plan")), except for Losses for which Oak is to indemnify the Buyer pursuant to (b), below; (ii) the inaccuracy of any representation or breach of any warranty made by the Buyer in this Agreement or in any certificate delivered pursuant to this Agreement; (iii) any claim for personal injury or property damage for products liability, casualty, or otherwise arising out of the business of Nordco on or after the Closing Date; and (iv) any refunds or payments payable or paid to Nordco arising out of any Tax period prior to the Closing Date with respect to the business, operations or ownership of Nordco prior to the Closing Date.

  (b) Subject to the terms of this Section 5.4, Oak hereby agrees to indemnify and hold harmless the Buyer and Nordco and their respective directors, officers, employees, agents, affiliates and representatives from and against, and to reimburse the Buyer and Nordco, their directors, officers, employees, agents, affiliates and representatives for any Losses incurred by any of them following the Closing resulting from, arising out of or incurred with respect to: (i) the inaccuracy of any representation or breach of any warranty made by Oak in this Agreement or by the Seller or Oak in any certificate delivered pursuant to this Agreement (except that, with respect to the representations and warranties set forth in Sections 3.5(a), (b) and (d), 3.8(a), 3.10(d), 3.11(b), 3.14(c) and 3.14(d) of this
Agreement, each such representation or warranty shall read as if the qualification as to materiality were deleted therefrom); (ii) any claim against Nordco for personal injury or property damage for products liability, casualty, or otherwise arising out of the business of Nordco, prior to the Closing Date; (iii) in addition to the indemnification available to the Buyer under the foregoing clause (i) for a breach of
Section 3.7 of this Agreement relating to Taxes, any assessments claims or liabilities (including interest and penalties) for Taxes due and payable with respect to the business, operations or ownership of Nordco prior to the Closing Date; and (iv) any Losses arising out the Guarantee Agreements and Indemnity, Subrogation and Contribution Agreements marked by asterisk on Schedule 3.12 hereto.

  (c) If there occurs an event that either party asserts is an indemnifiable event pursuant to this Section, the party entitled to indemnification (the "Indemnified Party") shall notify the party obligated to indemnify (the "Indemnifying Party") in writing of such claim within sixty (60) days after such party receives notice of any action proceeding, demand or assessment or otherwise has received notice of any claim of a third party that may reasonably be expected to result in a claim for indemnification by the Indemnified Party against the Indemnifying Party; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent that the Indemnifying Party shall have been actually prejudiced as a result of such failure. If such event involves the claim of any third party, the Indemnifying Party shall have sole control over, and shall assume all expense with respect to the defense, settlement, adjustment or compromise of any claim, except that (i) the Indemnified Party may, if it so desires, employ counsel at its own expense to assist in the handling of such claim, and (ii) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, before entering into any settlement, adjustment or compromise of such claim or ceasing to defend against such claim, if such settlement, adjustment or compromise involves anything other than the payment of money by the Indemnifying Party. If the Indemnifying Party fails to assume the defense of the Indemnified Party within thirty (30) days after the date of the receipt of the notice referred to in this Subsection 5.4(c), the Indemnified Party may assume its own defense and the reasonable costs of such defense will be covered by the indemnity provided in this Section.

  (d) Following the Closing, the remedy provided by this Section 5.4 shall be the sole remedy for any breach of any representation or warranty contained in this Agreement or any document delivered pursuant to this Agreement. No party hereto shall have any liability under this Section 5.4: (i) unless the claim for indemnification is asserted specifying its nature in reasonable detail by the party claiming indemnification (and if not so asserted, the right to indemnification hereunder shall lapse) on or before (A) the expiration of the applicable statute of limitations in the case of any representation or warranty related to Taxes of Nordco, any representation or warranty set forth in Section 3.1(b) or Section 3.3, or any indemnification under Section 5.4(b)(iii) or 5.4(b)(iv) hereof or (B) one calendar year from the Closing Date with respect to all other matters, and (ii) until, and only to the extent that, the aggregate of all Losses exceeds $250,000 (the "Warranty Threshold"). Notwithstanding the foregoing, in no event shall the aggregate maximum recovery from either Oak or the Seller on the one hand, under Sections 5.4(b)(i) and 5.4(b)(ii), or from the Buyer and Nordco on the other, under Sections 5.4(a)(i) and 5.4(a)(ii) exceed $2,500,000. Notwithstanding anything contained herein to the contrary, neither the Warranty Threshold nor the $2,500,000 limitation described in the preceding sentence shall apply to: (i) any representation or warranty set forth in Section 3.1(b) or Section 3.3; (ii) matters described in Section 5.4(a)(iv), 5.4(b)(iii) or 5.4(b)(iv) above or Section
5.3 above or 5.5 below, or (iii) any fraudulent breach of any representation or warranty. Disclosure of any matter set forth on any one schedule shall be deemed to have been set forth on any other schedule of which such matter is fairly disclosed. It is expressly understood and agreed that (1) any claim for indemnification asserted by the Buyer or Nordco as an indemnified party hereunder shall be brought solely against Oak and (2) under no circumstances shall Buyer or Nordco bring a claim against David A. Nislick with respect to any representation or warranty made pursuant to this Agreement.

  5.5  Retirement Plans.

  (a) Certain salaried employees of Nordco are presently covered by the Oak Employees' Pension Plan (the "Plan"), benefits under which were frozen as of July 15, 1993. The parties acknowledge that Oak has not transferred any interest in the trust for the Plan or reserves maintained with respect to the Plan to the Buyer, and the Buyer has not assumed any liability or obligation with respect to the Plan. Oak covenants and agrees that it is and shall be liable for accrued benefits under the Plan with respect to Nordco salaried employees attributable to their participation in the Plan, to the extent not covered by Plan assets. Oak shall provide to the Buyer, on or before the Closing Date, a complete list of employees of Nordco covered by such Plan and their accrued, vested benefits under the Plan as of the Closing Date.

  (b) The parties acknowledge and agree that the Buyer, by purchasing the Nordco Stock, shall be assuming the Nordco Hourly Employee Pension Plan (the "Nordco Plan"), and all liabilities and obligations associated with the Nordco Plan. The Buyer expressly covenants and agrees that it shall be liable, as of the Closing, for any and all benefits under the Plan with respect to Nordco employees attributable to their participation in the Nordco Plan, to the extent not covered by Plan assets.

  5.6 Attorneys' Fees. In the event of litigation arising in connection with the enforcement of any post-Closing covenant contained in Section 5 of this Agreement, the prevailing party shall be entitled to the reimbursement of reasonable attorneys' fees incurred in connection with the same.

                             VI.  Miscellaneous

  6.1 Expenses. The parties shall bear their own respective expenses (including, but not limited to, all compensation and expenses of counsel, financial advisors, consultants, actuaries and independent accountants) incurred in connection with this Agreement and consummation of the transaction contemplated hereby.

  6.2 Brokers. Except for Donaldson, Lufken and Jenrette, whose fee will be borne by Oak, each party represents to the other that no broker, finder, or other person is entitled to any brokerage or finder's fee or commission in connection with the transaction contemplated by this Agreement.

  6.3 Survival of Representations and Warranties. The representations and warranties of the Seller and Oak, as the case may be, and the Buyer contained herein or in any certificate delivered pursuant hereto, shall survive the Closing. However, the sole remedy for any breach of any such representation or warranty shall be as provided in Section 5.4 above, and subject to the limitations provided therein.

  6.4 Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective successors and assigns.

  6.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

  6.6 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on the day delivered personally, by facsimile transmission, or telexed, or on the second business day following the day on which mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  (a)  if to the Seller, to:

    Harper-Wyman Company
    3600 Thayer Court
    Aurora, Illinois  60504
    Tel:  (708) 978-8000
    Fax:  (708) 978-8019
    Attention:  President

    with a copy to:

    Oak Industries Inc.
    1000 Winter Street
    Waltham, MA  02154
    Tel:  (617) 890-0400
    Fax:  (617) 890-6116
    Attention:  General Counsel

  (b)  if to Oak, to:

    Oak Industries Inc.
    1000 Winter Street
    Waltham, MA  02154
    Tel:  (617) 890-0400
    Fax:  (617) 890-6116
    Attention:  President


  (c)  if to the Buyer, to:

    NHC Corp.
    c/o Banc One Venture Corporation
    111 East Wisconsin Avenue
    Milwaukee, WI  53202
    Fax:  (414) 765-2235
    Attention:  Robert L. Cook, Jr.
      Vice President

    with a copy to:

    Patricia Leiker, Esq.
    Godfrey and Kahn, S.C.
    780 N. Water Street
    Milwaukee, WI  53202
    Fax:  (414) 273-5198

  6.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin.

  6.8 Entire Agreement. This Agreement and all schedules hereto, and all documents to be delivered by the parties pursuant hereto, represent the entire understanding and agreement among the parties with respect to the subject matter hereof, and supersede all prior oral and written and all contemporaneous oral negotiations, commitments and understandings between the parties. If the provisions of any schedule to this Agreement, as the case may be, are inconsistent with the provisions of this Agreement, the provisions of this Agreement shall govern.

  6.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either party without the prior written consent of the other party.

  6.10 Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provisions of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

  6.11 Section Headings. Section headings are for the convenience of the parties only and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties.



  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.



HARPER-WYMAN COMPANY                      NHC CORP.

By: /s/ Thomas F. Sheehan                 By: /s/ Donald A. Himes
Name:   Thomas F. Sheehan                 Name:   Donald A. Himes
Title:  Vice President                    Title:   President




OAK INDUSTRIES INC.                  NORDCO INC.  (for the limited purposes
                                     of Section 5 of this Agreement only)

By: /s/ Pamela F. Lenehan            By: /s/ Thomas F. Sheehan
Name:   Pamela F. Lenehan            Name:   Thomas F. Sheehan
Title:  Senior Vice President,       Title:  Vice President and Treasurer
        Corporate Development
        and Treasurer



































18


4